AB 3/7

KH 3/4

[redacted]

11017642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 67918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Advisory Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1155N
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas E. Reynolds 720-542-7830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/7

OATH OR AFFIRMATION

I, Douglas E. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds Advisory Partners, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Los Angeles County
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Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2010 and 2009
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

February 13, 2011

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2010	DECEMBER 31, 2009
CURRENT ASSETS:		
Cash and cash equivalents	$ 20,700	$ 44,155
Accounts receivable	10,000	-
Prepaid expenses	1,218	3,616
Total Current Assets	31,918	47,771
PROPERTY AND EQUIPMENT, at cost:		
Equipment	33,358	33,358
Furniture	20,320	20,320
	53,678	53,678
Less accumulated depreciation	44,700	25,330
Net property and equipment	8,978	28,348
OTHER ASSET:		
Deposit	7,464	7,464
TOTAL ASSETS	$ 48,360	$ 83,583

See accompanying notes to financial statements.

LIABILITY AND MEMBER'S EQUITY

	DECEMBER 31,	
	2010	2009
CURRENT LIABILITY:		
Accrued rent	$ -	$ 9,136
MEMBER'S EQUITY	48,360	74,447
TOTAL LIABILITY AND MEMBER'S EQUITY	$ 48,360	$ 83,583

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Advisory services	$ 60,000	$ 205,000
OPERATING EXPENSES:		
Salaries and benefits	222,980	259,229
Rent	75,771	76,329
Computer and internet	36,392	38,172
Travel	22,571	31,660
Depreciation	19,370	17,880
Commissions	11,000	37,500
Telephone	10,570	10,649
Office expense	7,385	7,947
Insurance	5,877	4,358
Regulatory fees	4,814	1,777
Professional fees	4,233	10,779
Repairs and maintenance	4,180	4,775
Printing and reproduction	3,878	2,174
Miscellaneous	2,994	3,816
Recruiting	2,431	-
Marketing	1,641	41,872
Total operating expenses	436,087	548,917
NET LOSS	$ (376,087)	$ (343,917)

See accompanying notes to financial statements.

REYNOLDS ADVISORY PARNTERS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

BALANCE, JANUARY 1, 2009	$ 168,364
Member contribution	250,000
Net loss	(343,917)
BALANCE, DECEMBER 31, 2009	74,447
Member contribution	350,000
Net loss	(376,087)
BALANCE, DECEMBER 31, 2010	$ 48,360

See accompanying notes to financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (376,087)	$ (343,917)
Adjustments to reconcile net income to net cash used for operations:		
Depreciation	19,370	17,880
Increase (decrease) in cash resulting from changes in:		
Accounts receivable	(10,000)	-
Prepaid expenses	2,398	(30)
Accrued rent	(9,136)	1,638
NET CASH USED FOR OPERATING ACTIVITIES	(373,455)	(324,429)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contribution	350,000	250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	350,000	250,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,455)	(74,429)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,155	118,584
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,700	$ 44,155

See accompanying notes to financial statements.

A. Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a FINRA member Broker/Dealer specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at December 31, 2010.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in its tax return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

A. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncement Adoption

The Company adopted the provisions of FASB ASC 740-10 on January 1, 2009. There were no unrecognized tax benefits as a result of implementing these provisions. The Company files a U.S. Return of Partnership Income in the U.S. federal jurisdiction and state of Colorado. The Company remains subject to U.S. federal and state examinations for 2008 (initial year of operations), 2009 and 2010. The Company did not incur any penalties or interest on tax obligations during the year ended December 31, 2010.

B. Subsequent Events

Subsequent events have been evaluated through February 24, 2011, which is the date the financial statements were available to be issued.

C. Significant Clients

The Company derived significant revenue from two key clients during the year ended December 31, 2010 and four key clients during the year ended December 31, 2009. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2010, the Company's net capital was $20,700 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Commitment

Lease Commitment

In July 2008, the Company entered into a lease agreement for office space. The lease expires September 30, 2011. The Company incurred rent expense of $75,771 and $76,329 for the years ended December 31, 2010 and 2009, respectively. Future minimum lease payments under the terms of this lease are:

2011	$ 61,065

Subsequent to December 31, 2010, the Company paid $ 36,272 to buy out its remaining lease obligation in anticipation of moving corporate headquarters to California.

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 48,360
DEDUCTIONS:	
Nonallowable assets	(27,660)
NET CAPITAL	$ 20,700
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ -0-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

REYNOLDS ADVISORY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 13, 2011

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Reynolds Advisory Partners, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their

regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H & H Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants